FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated March 17, 2016

TRANSLATION
Autonomous City of Buenos Aires, March 17, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Agreement with Chevron

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please find attached a press release regarding the referenced subject.

Yours faithfully,

Lorena Sánchez
Market Relations Officer

YPF S.A.

TRANSLATION

PRESS RELEASE
Buenos Aires, March 16, 2016

YPF Notice
YPF reports that, based on the review by and the decision of its new Board of Directors, and in order to safeguard the public interest and the interest of its shareholders (both public and private), it has decided to appeal the decision issued by Federal Administrative Court No. 7 under which YPF was ordered to disclose its agreement with Chevron.
The decision of the Court did not take into account the request for a hearing submitted by YPF, and it did not establish safeguards to avoid the dissemination of information of clear geological, commercial, technical and industrial value to unrelated third parties (competitor companies and other parties). The absence of those safeguards contemplated by the "Access to Public Information" regulations places YPF at a competitive disadvantage with adverse consequences for the development of Loma Campana and future projects of the company.
It is worth noting that the execution of the agreement was made public through a notice sent by YPF to the Argentine National Securities Commission (Comisión Nacional de Valores) on July 16, 2013 in accordance with current laws and regulations applicable to companies subject to public offering regulations. Likewise, it has filed all required communications with the U.S. Securities and Exchange Commission. YPF rigorously complies with filing requirements of authorities that govern and supervise its activities at the federal and provincial levels.
In addition to the numerous approvals obtained for the initiation and continuation of the project and the variety of information and documentation that the company provides to the various authorities, YPF has demonstrated, on repeated occasions and through different means, its willingness and transparency to expand knowledge of this agreement. On more than one occasion, it created opportunities for hearings with interested parties so that they could be informed about the scope and characteristics of the agreement. For this reason, YPF understands and is concerned that there may be an intention to use this agreement for political purposes, regardless of the damage that this situation could cause to YPF and to future oil and gas investment projects in Argentina.
Likewise, YPF clarifies:
• To date, Chevron has invested in the Loma Campana project more than US$2.5 billion in foreign investment that was settled in the local exchange market (Mercado Único y Libre de Cambios). More than 470 wells have been drilled and over 5,000 direct jobs have been created in the province of Neuquén. Today, Loma Campana is the second largest field in Argentina and the largest unconventional oil field in the world outside of the U.S.
• Chevron's investment in the project is entirely at its sole cost and risk and will be repaid with production from the project.
• Chevron is exposed to the same geological and commercial risks under the project as YPF, and there are no price or profitability guarantees.
• The contractual and corporate structure used to direct Chevron's investment under this agreement was intended to guarantee that the foreign investment would enter the Argentine market to be fully allocated to the investment project in Argentina. The structure complies with all applicable legal regulations and does not make any use of companies organized in tax havens, as pursuant to the laws of the Argentine Republic.
• All funds invested by Chevron are allocated to the development of the Loma Campana project, which is subject to stringent controls and audits by well-known specialized firms.
• The Loma Campana project is subject to the environmental rules and regulations in force in the Argentine Republic that apply to any operator, a requirement that is verified and supervised on an ongoing basis by the pertinent authorities.
• YPF did not issue any direct awards to Chevron. It merely executed an association agreement for the joint exploitation of hydrocarbons, a customary practice among domestic and international oil companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 18, 2016	By:	/s/ Lorena Sánchez
	Name: Title:	Lorena Sánchez Market Relations Officer